Thornburg Intermediate Municipal Fund

INDEX COMPARISON

Compares performance of Intermediate National Fund, the Merrill Lynch Municipal Bond (7-12 year) Index and the Consumer Price Index, for periods ending September 30, 2000. On September 30, 2000, the weighted average securities ratings of the Index and the Fund were AA and A+, respectively, and the weighted average portfolio maturities of the Index and the Fund were 9.5 years and 8.3 years, respectively. Class C shares became available on September 1, 1994. Past performance of the Index and the Fund may not be indicative of future performance.



Class C Shares
Average Annual Total Returns (periods ending 9/30/00)

One year:	2.70%
Five years:	3.87%
Since inception: (9/1/94):	4.41%



Class A Shares
Average Annual Total Returns (periods ending 9/30/00)(at max. offering price)

One year:	1.13%
Five years:	3.89%
Since inception: (7/23/91):	5.77%